FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2003

A/S STEAMSHIP COMPANY TORM

(Translation of registrant’s name into English)

Marina Park
Sundkrogsgade 10
DK-2100 Copenhagen Ø
Denmark
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     ☒     Form 40-F     ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐  No     ☒

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Set forth herein as Exhibit 1 is a copy of a Statement No. 1 - 2003 issued by A/S STEAMSHIP COMPANY TORM (the “Company”) to The Copenhagen Stock Exchange on 27th February 2003.

Exhibit 1

Københavns Fondsbørs
(The Copenhagen Stock Exchange)
Nikolaj Plads 6
1067 Copenhagen K

27 February 2003	Statement No. 1 – 2003
Contact Person: Klaus Kjærulff, CEO (Phone: +45 39 17 92 00)

Annual report 2002

•                                                                                          Net profit for 2002 was DKK 475 mill. (DKK 388 mill. for 2001). Net profit for 2002 includes a DKK 63 mill. gain on the sale of the liner activity and reversal of deferred tax of DKK 360 mill. related to the Company joining the tonnage tax scheme and an unrealized gain on the shares in Dampskibsselskabet “NORDEN” A/S of DKK 8 mill.

•                                                                                          Net profit for 2002 was slightly higher than TORMs expectations of a Net profit of DKK 430-440 mill. before a gain on NORDEN shares, as announced in the third quarter results. The better result, despite a lower USD/DKK exchange rate, is due to higher freight rates, especially in December 2002.

•                                                                                          Earnings before depreciation (EBITDA) were DKK 352 mill. (DKK 814 mill. in 2001).

•                                                                                          Earnings before financial items (EBIT) were DKK 207 mill. (DKK 655 mill. in 2001).

•                                                                                          Shareholders’ equity at 31 December 2002 was DKK 1,719 mill. (DKK 920 mill. in 2001).

•                                          TORM was listed on NASDAQ in April 2002, and TORM maintained its listing on the Copenhagen Stock Exchange.

•                                          In July 2002, a public offer to purchase all the shares of NORDEN was launched.

•                                          TORM Lines was sold to companies within the A. P. Møller Group in September 2002.

•                                          Four MR newbuilding product tankers were delivered during the year. Two LR1 newbuildings were ordered from the Hyundai yard for delivery in 2004 as part of a ten-vessel order by TORM and its pool partners. At year-end 2002, TORM had six vessels on order for delivery in 2003-2004.

•                                          At year-end, the three tanker pools totalled 54 vessels, and the bulk activity comprised 26 vessels. Thereof, TORM’s own fleet comprised 20 vessels (2001: 17 vessels).

•                                          For 2003, net profit after tax in the order of DKK 120-140 mill. is expected.

•                                          The Board of Directors proposes a dividend of DKK 2 per share (DKK 4 per share in 2001).

Yours faithfully,

A/S Dampskibsselskabet TORM

Klaus Kjærulff

CEO